OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69454

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING   **01/01/2021**   AND ENDING **12/31/2021**
                                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TRC Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

710 Johnnie Dodds Blvd, Suite 300
(No. and Street)

Mt. Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Marci Wessels** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **TRC Markets LLC** _____, as of **December 31, 2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MALLORY MCFARLAND
Notary Public · State of New York
Reg. No. 01MC6347693
Qualified in Queens County
My Commission Expires September 12, 2024

Signature:

Title:

Principal Financial Officer

Mallory McFarland
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

TRC MARKETS LLC

CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of TRC Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRC Markets LLC (the Company) as of December 31, 2021, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 24, 2022

TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash	$	10,183,508
Receivable from clearing broker		10,031,322
Rebate receivable		10,106,139
Receivable from affiliates		995,779
Other assets		22,900
Total assets	$	31,339,648
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,393,966
Due to Tower Research Capital LLC (Note 4)		539,113
Total liabilities		1,933,079
Member's equity		29,406,569
Total liabilities and member's equity	$	31,339,648

See accompanying notes to financial statement.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2021.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15C3-3(k)(2)(ii).

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2021, the Company does not hold any financial instruments that are recorded at fair value.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

Brokerage Commissions

The Revenue from Contracts with Customers ("ASC Topic 606") guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company executes securities transactions on behalf of its customer. Each time the customer enters into a buy or sell transaction, the company charges a commission. The commission rate is determined based on costs associated with execution of the customer's order plus a markup. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Exchange Rebates, net

Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement of liquidity from the order flow in the market place related to the trading of an affiliate. These rebates are received or paid for the execution of trades by an affiliate and are recorded on a trade date basis. Rebate receivables are carried at amortized cost, net an allowance for credit losses. At December 31, 2021 the Company had $10,106,139 of rebate receivables on the Statement of Financial Condition. The Company has no allowance for credit losses for the rebate receivable as of and for the year ended December 31, 2021.

Brokerage, Exchange and Clearance Fees

Brokerage, exchange and clearance fees comprise the costs of executing and clearing trades and are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

Allowance for Credit Loss

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the following aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $18,281,751, which was $18,152,878 in excess of its minimum net capital requirement of $128,873.

3. Concentrations of credit risk

The Company maintains its cash balances in financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

4. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. As of December 31, 2021, $539,113 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company has an expense sharing agreement with its broker-dealer affiliate, Latour Trading LLC. Pursuant to this expense sharing agreement, the Company pays expenses on behalf of the affiliate related to development and execution of a trading platform. As of December 31, 2021, $37,694 is due from Latour Trading LLC related to these expenses, which is included in Receivable from affiliates on the Statement of Financial Condition.

The Company also enters into securities transactions such as trade executions for its affiliated customer, Spire X Trading LLC. At December 31, 2021, the total receivable from Spire X Trading LLC was $958,085, which is included in Receivable from affiliates on the Statement of Financial Condition. Commissions' calculations may have differed if such transactions were executed with unrelated parties.

All related party payables and receivable are settled on a monthly basis.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

---

5. **Receivable from clearing broker**

The amounts receivable and payable from brokers arise in the ordinary course of business.

At December 31, 2021, the receivable from clearing broker in the Statement of Financial Condition consists of cash from one broker. The Company has also agreed to maintain a minimum net liquidating balance of $100,000 with the broker. The amount held at the broker at December 31, 2021 is $10,031,322. The Company clears all its securities transactions with ABN AMRO Clearing Chicago LLC, (the "Clearing Broker"). The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2021.

6. **Commitments, contingencies, and guarantees**

At December 31, 2021, the Company does not have any material commitments or contingencies that could result in a loss or future obligation.

7. **Indemnifications**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. **Subsequent events**

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. The Company made $8,000,000 in distributions to its Parent through the date the financial statement was issued.